Exhibit (a)(5)

MAM Software Group, Inc. Announces Tender Offer to
Purchase up to 2,000,000 Shares of its Common Stock

BARNSLEY, England, November 2, 2015/PRNewswire/— MAM Software Group, Inc. (NASDAQ Capital Market: MAMS) (the “Company” or “MAM”), a leading global provider of on-premise and cloud-based business management solutions for the auto parts, tire and vertical distribution industries, announced that it is commencing a cash tender offer to purchase up to 2,000,000 shares of its common stock at a price of $7.50 per share.

The tender offer will expire at 5:00 P.M., New York City time, on December 1, 2015, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. If more than 2,000,000 shares are properly tendered and not properly withdrawn, the Company will purchase shares from all tendering shareholders on a pro rata basis as specified in the Offer to Purchase, subject to the “odd lot” and conditional tender provisions described in the Offer to Purchase.

The Company expects to fund the purchase of shares in the tender offer with a combination of available cash, and borrowings under a secured $12 million credit facility with J.P. Morgan Chase Bank, N.A. that it expects to enter into prior to the close of the tender offer (the “Credit Facility”). The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to certain other conditions, including the condition that the Company enter into the Credit Facility and the availability of funds thereunder that, together with other available funds, are sufficient to fund the purchase of shares in the tender offer.

Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that will be sent to shareholders beginning on November 2, 2015.

Laurel Hill Advisory Group, LLC will serve as information agent for the tender offer, and Corporate Stock Transfer, Inc. will serve as the depositary for the tender offer.

The Company’s board of directors has approved the tender offer. However, none of the Company or its board of directors, the information agent or the depositary in connection with the tender offer, is making any recommendation to shareholders as to whether to tender or refrain from tendering shares in the tender offer. The Company cannot predict how its stock will trade after expiration of the tender offer and stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Shareholders should carefully evaluate all information in the Offer to Purchase and the related Letter of Transmittal, should consult with their own financial and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender.

Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and the other offer materials that the Company will send to its shareholders. Shareholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, Letter of Transmittal and related materials that will be filed by the Company with the SEC through the SEC’s internet address at www.sec.gov without charge when these documents become available.

Shareholders and investors may also obtain a copy of these documents, as well by calling Laurel Hill Advisory Group, LLC, the information agent for the tender offer, toll-free at (888) 742-1305.

About MAM Software Group, Inc.

MAM Software Group, Inc. is a leading global provider of on-premise and cloud-based business management solutions for the auto parts, tire and vertical distribution industries. The company provides a portfolio of innovative software (SaaS and packaged), data (DaaS), and integration (iPaaS) services that enable businesses to intelligently manage core business processes, control costs and generate new profit opportunities. MAM's integrated platforms provide a wealth of rich functionality including: point-of-sale, inventory, purchasing, reporting, data and e-commerce. Wholesale, retail and installer business across North America, the U.K. and Ireland rely on MAM solutions, backed by dedicated teams of experienced service and support professionals. For further information, please visit http://www.mamsoftware.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting the Company's business including, increased competition; the ability of the Company to expand its operations through either acquisitions or internal growth, to attract and retain qualified professionals, and to expand commercial relationships; technological obsolescence; general economic conditions; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Contact:
MAM Software Group, Inc.
Brian H. Callahan
Chief Financial Officer
610-336-9045 ext. 240

Hayden IR
James Carbonara
Regional Vice President
james@haydenir.com
646-755-7412